# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FMC CORPORATION, CIK 0000037785
CUSIP: 302491303
Title of class of securities: COMMON STOCK, Par Value $0.10 per share
Address of issuer's principal executive offices: 2929 Walnut Street, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 09/23/2026
Filed by CIK 0002150441
Persons authorized to receive notices and communications: Nikolaos Andronikos, Sullivan & Cromwell LLP, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44-20-7959-8900

## Reporting persons
- Tessenderlo Group NV (CIK 0002150441): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 31,109,166; sole dispositive power 0; shared dispositive power 31,109,166; aggregate amount beneficially owned 31,109,166 (20% of the class)
  Comment: For rows 8, 10 and 11, the share amounts refer to the common stock, with par value $0.10 per share, of FMC Corporation (the "Issuer"). By virtue of his relationship to Tessenderlo Group NV, Luc Jules R Tack may be deemed to beneficially own the shares held by Tessenderlo Group NV.
  
  For row 13, the percentages reported in this Schedule 13D are calculated using a denominator of 155,552,366 shares outstanding.
- Luc Jules R Tack: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,109,166; sole dispositive power 0; shared dispositive power 31,109,166; aggregate amount beneficially owned 31,109,166 (20% of the class)
  Comment: Rows 8, 10 and 11 represent the number of shares held by Tessenderlo Group NV that may be deemed to be beneficially owned by Luc Jules R Tack.
  
  For row 13, the percentages reported in this Schedule 13D are calculated using a denominator of 155,552,366 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, Par Value $0.10 per share
Name of issuer: FMC CORPORATION
Address of issuer's principal executive offices: 2929 Walnut Street, Philadelphia, Pennsylvania (PA), 19104
Comment: This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.10 (the "Shares") of FMC Corporation (the "Company").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Tessenderlo Group NV ("Tessenderlo") and Luc Jules R Tack (together, the "Reporting Persons").

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Exhibit 99.1 hereto and incorporated by reference herein.
Residence or business address: The business address of Tessenderlo and Mr. Tack is 130 Rue du Trone, 1050 Brussels, Belgium.
Present principal occupation or employment:
Tessenderlo is a public limited company (naamloze vennootschap) organized under the laws of Belgium. It is an industrials group.

Mr. Tack is the Chief Executive Officer of Tessenderlo and Oostiep Group bv ("Oostiep"), a private limited company (besloten vennootschap) organized under the laws of Belgium that is a holding company for Tessenderlo.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.1 hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Tessenderlo is organized under the laws of Belgium

Mr. Tack is an individual and a citizen of the Kingdom of Belgium.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 23, 2026, Tessenderlo purchased 30,319,166 Shares from the Company in a private placement pursuant to the Stock Purchase Agreement dated June 30, 2026 between the Company and Tessenderlo (the "Stock Purchase Agreement"), at a purchase price of $13.30 per share for an aggregate purchase price of $403,244,907.80. Tessenderlo funded the acquisition of the Shares through the proceeds of term loan agreements entered into in the ordinary course of business with three European banks in the principal amounts of EUR 100,000,000, EUR 50,000,000 and EUR 75,000,000, with maturities ranging from 5 to 7 years and from existing credit facilities.

The full text of the Stock Purchase Agreement is attached as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Prior to the private placement, Tessenderlo owned 790,000 Shares. The funds for the purchase of such Shares were obtained from the working capital of Tessenderlo.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Stock Purchase Agreement, Tessenderlo and the Company entered into an Investor Agreement (the "Investor Agreement"), dated as of September 23, 2026. Pursuant to the Investor Agreement, the Company's Board of Directors (the "Board") has increased the size of the Board by one member and Tessenderlo has the right to nominate one candidate for appointment and election as an independent director of the Board. If Tessenderlo's director nominee ceases to serve as a director for any reason, Tessenderlo may designate a new nominee for appointment and election. Further, pursuant to the Investor Agreement, Tessenderlo has the right to designate one non-voting observer to the Board. Pursuant to its rights under the Investor Agreement, Tessenderlo has nominated Luc Tack to serve as a director and Miguel de Potter to serve as an observer. Tessenderlo will no longer have director nomination or observer rights if its ownership falls below 10%.

For so long as Tessenderlo holds at least 10% of the outstanding Shares, the Company grants Tessenderlo pre-emptive rights on issuances of Shares or securities convertible into or exchangeable for Shares. Tessenderlo also has top-up rights to purchase additional Shares to maintain its ownership interest following issuances by the Company in connection with certain triggering events or a Dilution Event (as defined in the Investor Agreement). In both cases, Tessenderlo's maximum ownership percentage is 20%. Tessenderlo intends to exercise its top-up rights to purchase additional Shares. Additionally, the Investor Agreement contains transfer restrictions through September 23, 2029 (the "Lock Up Period"); a standstill provision, applicable for so long as Tessenderlo or its permitted transferees hold any Shares, restricting Tessenderlo from taking specified actions to acquire or influence control of the Company without prior Board consent; and a voting agreement requiring Tessenderlo to vote its Shares in favor of the Board's director nominees and in accordance with the Board's recommendation on other matters, other than any matter involving a change of control of the Company, until both Tessenderlo's ownership falls below 10% and at least 12 months have passed since a Tessenderlo director nominee last served on the Board. The standstill restrictions will fall away under certain circumstances, including the entry by the Company into a change of control transaction. Following the expiration of the Lock Up Period, Tessenderlo will be able to transfer its Shares; provided that Tessenderlo is not permitted to transfer Shares to (i) any competitor of the Company, (ii) an activist or (iii) any transferee that would become a holder of 4.9% or more of the outstanding Shares after giving effect to such transfer, subject to certain exceptions.

Tessenderlo and the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of September 23, 2026. Pursuant to the Registration Rights Agreement, at any time on or after the date that is 30 days prior to the expiration of the Lock Up Period and upon receipt of a written demand by Tessenderlo, the Company shall prepare and file with the Securities and Exchange Commission a shelf or non-shelf registration statement covering Shares owned by Tessenderlo. Tessenderlo may demand up to eight registrations, provided there are no more than three written demands per calendar year and no more than one written demand every 120 days. The Registration Rights Agreement grants Tessenderlo certain piggyback and expense-sharing rights.

The foregoing descriptions of the Investor Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as Exhibits 99.4 and 99.5 to this Schedule 13D and incorporated herein by reference.

The Reporting Persons, including Tessenderlo's nominees to the Board and its Board observer, may enter into discussions with directors and officers of the Company, other shareholders, or third parties, including representatives of any of the foregoing, in connection with the Reporting Persons' investment in or operations of the Company. Such discussions may include one or more of management, the Board, other shareholders, and other persons to discuss the Company's business, operations, performance, management, investments, acquisitions, divestments, product development, cooperation and joint ventures, commercial agreements and other matters.

The Reporting Persons acquired the Shares for investment purposes and, other than as described in this Schedule 13D, do not have any present plans or proposals that relate to or would result in any of the matters enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons will review and evaluate their investment in the Company on a continuous basis and reserve the right to propose or consider, change their intentions or purpose and take one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D, depending on various factors (including, without limitation, the outcome of any discussions referenced above), as they deem appropriate in respect thereof. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons reserve the right, based on all relevant factors and taking into the account the terms of the Investor Agreement, applicable law or other restrictions, at any time and from time to time, directly or through wholly owned subsidiaries, to acquire additional Shares, dispose of some or all of the Shares that they may own from time to time, in each case in open market or private transactions, block sales or otherwise, and formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentage interest calculations for Tessenderlo and Mr. Tack are based on a total of 155,552,366 Shares issued and outstanding as of September 23, 2026.

The aggregate number of Shares that Tessenderlo owns beneficially pursuant to Rule 13d-3 under the Securities Exchange Act is 31,109,166 Shares, which constitutes 20% of the Shares issued and outstanding as of September 23, 2026.

Mr. Tack. controls Oostiep, which is the parent company of Tessenderlo and has the power to control and direct Tessenderlo. Accordingly, Mr. Tack may be deemed to share beneficial ownership of the securities held by Tessenderlo.
Number of shares as to which each person has sole or shared power to vote or dispose:
Tessenderlo
Sole Voting Power: 0
Shared Voting Power: 31,109,166
Sole Dispositive Power: 0
Shared Dispositive Power: 31,109,166

Luc Jules R Tack
Sole Voting Power: 0
Shared Voting Power: 31,109,166
Sole Dispositive Power: 0
Shared Dispositive Power: 31,109,166
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Shares were effected by the Reporting Persons or any Covered Person during the 60 days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Items 3 and 4 summarizes certain provisions of the Stock Purchase Agreement, the Investor Agreement and the Registration Rights Agreement and is hereby incorporated by reference. In addition, under the Investor Agreement, if the Company desires to effect any redemption, repurchase, buyback or other acquisition of Shares from the Company's stockholders that, after giving effect thereto, would result in Tessenderlo's ownership percentage exceeding 20% of the outstanding Shares, Tessenderlo shall, if requested by the Company, transfer, and cause its permitted transferees to transfer, a number of Shares to the Company on the same terms as all other sellers in such transaction such that following such transaction Tessenderlo's ownership percentage is no more than 20% of the outstanding Shares.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Schedule of Executive Officers, Directors and Controlling Persons of Tessenderlo Group NV

Exhibit 99.2: Joint Filing Agreement, dated September 25, 2026, between Tessenderlo Group NV and Luc Jules R Tack

Exhibit 99.3: Stock Purchase Agreement, dated June 30, 2026, between FMC Corporation and Tessenderlo (incorporated by reference to Exhibit 10.1 to Form 8-K filed by FMC Corporation on July 1, 2026).

Exhibit 99.4: Investor Agreement, dated as of September 23, 2026, between FMC Corporation and Tessenderlo (incorporated by reference to Exhibit 10.1 to Form 8-K filed by FMC Corporation on September 23, 2026).

Exhibit 99.5: Registration Rights Agreement, dated as of September 23, 2026, between FMC Corporation and Tessenderlo (incorporated by reference to Exhibit 10.2 to Form 8-K filed by FMC Corporation on September 23, 2026).

## Signatures
- Tessenderlo Group NV: /s/ Luc Jules R Tack, Luc Jules R Tack / Authorized Signatory (09/25/2026)
- Luc Jules R Tack: /s/ Luc Jules R Tack, Luc Jules R Tack (09/25/2026)